SUPPLEMENT NO. 2, DATED DECEMBER   , 2005,
TO THE PROSPECTUS, DATED AUGUST 1, 2005,
OF BOSTON CAPITAL REAL ESTATE INVESTMENT TRUST, INC.

This Supplement No. 2, dated December   , 2005, is part of and should be read in conjunction with our Prospectus, dated August 1, 2005, as supplemented by Supplement No. 1, dated September 22, 2005. Capitalized terms used in this Supplement No. 2 but not defined have the same meanings as in our Prospectus. The primary purposes of this Supplement No. 2 are to:

- extend the deadline by which the minimum of 2,950,000 shares must be sold to investors from January 1, 2006 to June 1, 2006;

- extend the maturity date of our affiliate line of credit from January 1, 2006 to January 1, 2007;

- update the section entitled "Prospectus Summary—Conflicts of Interest" to reflect that, subsequent to August 16, 2005, we retained Goodwin Procter LLP, to serve as our securities and tax counsel solely in connection with this offering;

- update the risk factors in our Prospectus;

- revise the disclosure relating to our dividend policy;

- clarify the disclosure relating to our acquisition on September 15, 2005 of a 229 unit multifamily apartment community in Plano, Texas

- update the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations";

- provide unaudited financial statements and the notes thereto for the quarter ended September 30, 2005;

- update information relating to the committees of our board of directors in the sections entitled "Management—Independent Directors" and "Management—Committees of the Board of Directors";

- revise the disclosure related to our borrowing policies;

- insert a new section entitled "Diversification with Real Estate";

- revise the disclosure in the sections entitled "Description of Capital Stock—Authorized Stock" and "Description of Capital Stock—Common Stock";

- update the disclosure in the section entitled "Material United States Federal Income Tax Considerations";

- update disclosure in the section entitled "Selling and Escrow Arrangements" relating to selling arrangements;

- insert a new sub-section in the section entitled "Selling and Escrow Arrangements" to provide for the electronic delivery of the Prospectus and certain other materials to participating broker-dealers and investors as an alternative to paper copies;

- insert a new section entitled "Reports to Stockholders";

- disclose that purchase funds held in an escrow account at Boston Private Bank & Trust Company will bear interest at a variable rate, which was increased, as of October 18, 2005, from 1.45% per annum to 2.25% per

annum for funds held in the escrow account on or after that date and, as of December 16, 2005, was further increased from 2.25% per annum to 3.35% per annum for funds held in the escrow account on or after December 16, 2005;

- disclose that on October 21, 2005, we engaged Ernst & Young LLP as our independent registered public accounting firm, effective September 29, 2005; and
- revise the form of Subscription Agreement attached as Exhibit B to the Prospectus.

THIS SUPPLEMENT NO. 2 PROVIDES INFORMATION NOT CONTAINED IN OUR PROSPECTUS AND SHOULD BE RETAINED AND READ IN CONJUNCTION WITH OUR PROSPECTUS AND SUPPLEMENT NO. 1 TO OUR PROSPECTUS.

References in this Supplement No. 2 to "we," "our," "us" and "our company" refer to Boston Capital Real Estate Investment Trust, Inc., including as the context requires, our wholly-owned subsidiaries.

RECENT DEVELOPMENTS

- Subsequent to August 16, 2005, we retained Goodwin Procter LLP, to serve as our securities and tax counsel solely in connection with this offering.
- During the course of the offering, subscription payments are deposited and held in trust for the benefit of the purchasers of shares in an escrow account with Boston Private Bank & Trust Company as escrow agent. Until the closing, purchase funds held in the escrow account bear interest at a variable rate similar to a bank passbook savings rate. The variable interest rate was increased, as of October 18, 2005, from 1.45% per annum to 2.25% per annum for funds held in the escrow account on or after that date and, as of December 16, 2005 was further increased from 2.25% per annum to 3.35% per annum for funds held in the escrow account on or after December 16, 2005. Except for the increase in the variable interest rate, the escrow arrangements remain unchanged as described in our Prospectus.
- On October 21, 2005, we engaged Ernst & Young LLP as our independent registered public accounting firm, effective September 29, 2005. This action was approved by the Audit Committee of our board of directors.
- In connection with our acquisition of an apartment community in Plano, Texas as described in Supplement No. 1, we refinanced, on October 25, 2005, our $12,000,000 mortgage bridge loan from Deutsche Bank Berkshire Mortgage, Inc. with a permanent mortgage with a maximum principal amount of $11,981,000 with Freddie Mac as lender. The permanent mortgage has a fixed interest rate of 5.14%, which rate has been locked, and is for a nine-year term with only interest payments made monthly for such time.

THE OFFERING

We have elected to extend the date by which the minimum amount of 2,950,000 shares ($29.5 million) must be sold from January 1, 2006 to June 1, 2006. We refer to this date in our Prospectus as the "termination date." If the minimum amount of 2,950,000 shares is not sold by the termination date of June 1, 2006, monies from investors that have been placed in an escrow account with Boston Private Bank & Trust Company will be returned with interest as described in our Prospectus.

LINE OF CREDIT

As described in our Prospectus, we entered into an initial $60,000,000 loan agreement with BCP Funding, LLC, our affiliate and an affiliate of our Advisor, Boston Capital REIT Advisors, LLC. Under this affiliate line of credit, we borrowed $56,596,665 at a rate of 9.5% per annum, plus all cash flow over 9.5%, which was not negotiated at arm's length, to acquire interests in the Jacksonville, Portland, Seattle and Salt Lake City communities identified in our Prospectus. As of September 30, 2005, $56,596,665 was outstanding under this affiliate line of credit. On December 5, 2005, BCP Funding, LLC agreed to extend the date on which outstanding amounts under this affiliate line of credit are due and payable from January 1, 2006 to January 1, 2007. We have agreed to pay BCP Funding, LLC a fee of $100,000 in connection with this extension. The remaining terms and conditions of this affiliate line of credit remain unchanged.

On September 22, 2005, we borrowed $5,556,347.50 to fund a portion of the purchase price of Broadstone Preston at Willow Bend Apartments located in Plano, Texas from Wachovia Bank, National Association. The Wachovia loan matures on January 1, 2006. We are in discussions with Wachovia to extend this loan beyond January 1, 2006. There can be no assurance that an extension of the Wachovia loan will be granted or, if extended, under what terms.

If we raise the minimum offering of 2,950,000 shares ($29.5 million), we will repay approximately $25,000,000 of our outstanding indebtedness attributable to the three Jacksonville communities from the proceeds of this offering, and BCP Funding, LLC will release its lien on our interests in our Jacksonville communities. The balance of our outstanding borrowings under this affiliate line of credit must be repaid by January 1, 2007. However, unless we raise $29.5 million by June 1, 2006, we will terminate this offering, lose all of our interests in our communities and all of the investors' money will be returned with interest. If we do not raise sufficient funds in this offering to repay the balance of our affiliate line of credit by January 1, 2007, we will lose our interest in the communities still subject to the liens of our affiliate line of credit. We need to raise approximately $74,495,927 in order to repay the amounts borrowed under our affiliate line of credit related to the Jacksonville, Portland and Salt Lake communities described in our Prospectus and to repay the second mortgage debt on our Seattle property.

In order to retain all of the communities we have acquired, including Broadstone Preston at Willow Bend Apartments, we expect that we will have to extend the Wachovia loan, raise $74,495,922 by January 1, 2007 and, at that time, repay the Wachovia loan of $5,556,347.50 with either borrowings under an anticipated line of credit or by refinancing permanent mortgage debt on our communities, or to the extent that we have raised $80,890,183 by January 1, 2007, with the net proceeds received from this offering.

PROSPECTUS SUMMARY

The following disclosure replaces the first two paragraphs in the section entitled "Prospectus Summary—Conflicts of Interest" on page 15 of our Prospectus:

We have retained the Advisor to provide us with acquisition, advisory and administrative services. All of the executive officers of the Advisor are also officers or directors of our company. Some of our officers and directors, who are also officers of the Advisor, may experience conflicts of interest in their management of our company. These arise principally from their involvement in other activities that may conflict with our business and interests, including matters related to:

- allocation of management time and services between us and various other entities, principally approximately 387 limited partnerships at the current time with interests in low-income residential apartment communities; it is expected that the number of such partnerships will increase;
- the timing and terms of an investment in or sale of a community;
- compensation to the Advisor; and
- our relationship with the Dealer-Manager, Boston Capital Securities, Inc., which is our affiliate and an affiliate of the Advisor.

The Advisor and its affiliates, including the Dealer-Manager, will receive substantial fees, commissions, compensation and other income from transactions with and by us regardless of the success of your investment.

RISK FACTORS

The following disclosure replaces in its entirety the risk factor entitled "If we do not raise sufficient funds to repay the amounts we borrowed to acquire our interests in our communities, our lender will take some of those interests" on page 39 of our Prospectus:

If we do not raise sufficient funds to repay the amounts we borrowed to acquire our interests in our communities, we will lose our interests in all the communities still subject to the liens of our affiliate line-of-credit lender. We have a $60,000,000 line of credit with BCP Funding, LLC, our affiliate and an affiliate of the Advisor, which we have drawn against to acquire interests in 10 apartments communities in Jacksonville, Florida, Portland, Oregon, Seattle, Washington and Salt Lake City, Utah. This loan is secured by our interests in those communities. If the minimum of $29.5 million is raised by June 1, 2006, we will repay the amounts we borrowed related to the Jacksonville communities; and BCP Funding, LLC will release its interests in those properties. If we do not raise the minimum by June 1, 2006, this offering will terminate and we will lose all of our interests in our communities and all of the investors' money will be returned with interest.

In addition, in order to retain all of the communities we have acquired, including Broadstone Preston at Willow Bend Apartments, we expect that we will have to extend the Wachovia loan, raise $74,495,922 by January 1, 2007 and, at that time, repay the Wachovia loan of $5,556,347.50 with either borrowings under an anticipated line of credit or by refinancing permanent mortgage debt on our communities, or to the extent that we have raised $80,890,183 by January 1, 2007, with the net proceeds received from this offering.

The following disclosure is added to the section entitled "Risk Factors — Tax and Employee Benefit Plan Risks" immediately prior to the sub-section entitled "Even REITs are subject to federal and state income taxes" on page 44 of our Prospectus:

If our beneficial ownership is not held by at least 100 persons by January 30, 2006 (and for the remainder of 2006), we will not qualify as a REIT for 2006 and subsequent taxable years. Under Sections 856(a)(5), 856(b) and 856(h)(2) of the Internal Revenue Code, the beneficial ownership of a REIT must be held by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of taxable year of less than 12 months), other than with respect to the first taxable year for which a REIT election is made. As of the date hereof, our beneficial ownership is not held by at least 100 persons. Assuming that our 2006 taxable year will be a taxable year of 12 months, if our beneficial ownership is not held by at least 100 persons by January 30, 2006 (and for the remainder of 2006), we will not qualify as a REIT for 2006 and subsequent taxable years.

DIVIDEND POLICY

The following disclosure replaces the first bullet in the section entitled "Our Investment Objectives" on page 14 of our Prospectus:

• To provide regular quarterly cash dividends, as well as to provide growth in dividends over time. The achievement of this objective is not guaranteed.

The following disclosure replaces the first three sentences of the section entitled "Dividend Policy" on page 50 of our Prospectus:

After this offering, we intend to pay regular quarterly dividends to holders of our common stock. Any distributions we make, however, will be at the discretion of our board of directors, in accordance with our earnings, cash flow, capital needs and general financing condition. Distributions will be made to those holders of our common stock who are holders of our common stock as of the record date selected by our board of directors. We intend to pay our first dividend with respect to the first full quarter ending after the first closing date or at any other time as declared by our board of directors.

BUSINESS AND PROPERTIES

The following disclosure clarifies the disclosure relating to our acquisition on September 15, 2005 of a 229 unit multifamily apartment community in Plano, Texas and replaces the second paragraph of the section entitled "Business and Properties — Preston at Willow Bend Apartments" beginning on page S-5 of Supplement No. 1 to our Prospectus:

The purchase price for the community was $16,031,347, paid as follows: (i) $15,200,000 to the unaffiliated seller; and (ii) $831,347 in customary closing costs. The closing occurred on September 15, 2005, and the purchase price was funded by a combination of first mortgage debt and borrowings on a loan from Wachovia Bank, National Association. In addition, in accordance with the terms of the Company's lending agreement, the Company has established a repair escrow fund by depositing $1,600,000 in a repair escrow deposit with the lender. The repair escrow deposit will be used for the purpose of paying the costs of renovation to the property. The independently appraised value of the community at the time of closing was $15,400,000 prior to the renovation and $17,550,000 after the renovation. With current first mortgage debt in the principal amount of $12,000,000, the community's loan-to-value ratio is 67.68%. We will only be liable to the community and its creditors up to the amount of our initial capital in the community.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following disclosure updates the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 97 of our Prospectus and should be read in conjunction therewith:

The following discussion and analysis should be read in conjunction with our accompanying financial statements for the quarter ended September 30, 2005 and notes thereto beginning on page S-25 of this Supplement No. 2.

Overview

We were formed on May 2, 2003, and have a limited operating history. Our operations consist of acquiring, managing and operating market rate multi-family properties. All but one of our apartment communities has been purchased with funds from the line of credit described below. Once we sell enough shares to repay the amount we have borrowed under the line of credit to acquire our interest in our initial communities, we will experience a relative increase in liquidity as we sell additional shares, and a relative decrease in liquidity as we use the net offering proceeds for the continued acquisition, development and operation of communities.

We expect that we will acquire properties by paying the entire purchase price of each property in cash or for equity securities, or a combination thereof, and the remainder with permanent mortgage financing which will encumber all or certain properties. Though we have no current plans to do so, if our directors deem it advisable, we may take additional loans on all or certain communities, if favorable terms are available, and use the proceeds from such loans to acquire additional properties or increase cash flow. In the event that our offering is not fully sold, our ability to diversify our investments may be diminished.

We intend to qualify and remain qualified as a REIT under the Internal Revenue Code for as long as being so qualified affords us significant tax advantages. The requirements for this qualification, however, are complex. If we fail to meet these requirements, our distributions will not be deductible to us and we will have to pay a corporate level tax on our income. This would substantially reduce our cash available to pay dividends. In addition, such a tax liability might cause us to borrow funds, liquidate some of our investments or take other steps which could negatively affect our operating results. Moreover, if our REIT status is terminated because of our failure to meet a technical REIT requirement or if we voluntarily revoke our election, we would generally be disqualified from electing treatment as a REIT for the four taxable years following the year in which REIT status is lost. However, we believe that we are organized and operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes commencing in the year ended December 31, 2005, and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes.

We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from the acquisition and operation of the communities, other than those referred to in our Prospectus.

Liquidity and Capital Resources

It is anticipated that our primary source of funds will be the proceeds of our public offering. Potential future sources of liquidity include (i) cash distributions from investments in real estate (ii) interest earned on capital raised and held pending investment (iii) proceeds from secured or unsecured financing, including from banks and (iii) undistributed funds.

We intend to purchase, or enter into binding commitments to purchase, interests in certain apartment communities prior to the completion of our share offering. The proceeds of the offering provide sources of funds needed to make such acquisitions and commitments. The offering is being made on a best efforts basis; however if the minimum offering of 2,950,000 shares is not met by June 1, 2006, escrowed investor deposits along with accrued interest will be returned to the investors. As of the quarter ended September 30, 2005, we have not met the minimum offering requirement. Properties acquired as of September 30, 2005 were purchased with financing obtained on a line of credit and through a bank note. Cash of $2,376,246 at September 30, 2005 consisted of cash generated by property operations. The remaining cash balance of $468,581 consisted of prorations, acquisition fees and financing costs payable related to the Plano community acquisition. All cash is held in money market or checking accounts.

During the three and nine months ended September 30, 2005, we generated net cash flows of $1,339,550 and $3,849,967, respectively, from the properties, all of which was used to pay interest, or will be used to pay accrued interest on our line of credit. Over the short term, we believes that our cash flow, borrowings under our credit facility and capital raised through our public offering will be adequate to meet our liquidity requirements.

Our cash and cash equivalents balance increased approximately $1.8 million from approximately $1.0 million at January 1, 2005 to $2.8 million at September 30, 2005. The major factors contributing to the increase are as follows:

- The results from the operation of the communities provided cash of operations for the period provided net cash flow from operating activities of $1.6 million.

- In the current period, we received additional mortgage financing of $12.0 million and other note financing of $5.6 million to purchase the Plano community.

- We expended $15.65 million of financing proceeds on the purchase of the Plano community and acquisition and financing costs associated with the purchase.
- We funded $1.7 million of the Plano financing proceeds into reserve accounts associated with the community.

Related Party Transactions

We have an agreement with Boston Capital REIT Advisors, LLC (the Advisor), to originate and present investment opportunities to our board of directors and to provide administrative services to us. The Advisor is wholly owned by Boston Capital Holdings Limited Partnership. John P. Manning, our Chairman and Chief Executive Officer, is the general partner of and owns a limited partnership interest in Boston Capital Holdings Limited Partnership. Each of our executive officers are also officers of the Advisor.

For managing the affairs of the REIT the Advisor is compensated with a monthly asset management fee equal to 1/12th of .75% of the amount invested in communities (including the original principal amount of any mortgage indebtedness). The Advisor has waived its right to all asset management fees from the time of inception though December 31, 2004. As of September 30, 2005 the accrued and unpaid asset management fees due to the Advisor are $1,065,543.

We have a $60,000,000 line of credit with BCP Funding LLC, a related party. As of September 30, 2005, the line of credit expired on January 1, 2006. Base interest is due and payable with respect to each calendar quarter to the extent of cash available for debt service for the current quarter. The line of credit also requires bonus interest payments provided there is cash available for debt service after payment of the base interest on a quarterly basis. Any unpaid bonus interest is accrued, and is only payable should sufficient cash available for debt service after payment of current quarter base interest and bonus interest be generated. As of September 30, 2005, the accrued bonus interest is $7,174,180. We do not believe that sufficient cash flow will exist to pay bonus interest and therefore have not recorded a liability on the balance sheet. The line of credit is secured by our interests in the Seattle, Jacksonville, and Portland portfolios and our outstanding shares.

We have entered into property management agreements with affiliates in connection with management of the Seattle, Portland and Jacksonville portfolios. The property management agreements were for initial one year terms and are automatically renewed unless terminated by either party after 30 days notice. Fees paid to the property manager range from 3.5% to 4.0% of gross income of the respective community. During the nine months ended September 30, 2005 and 2004, property management fees of $593,223 and $575,842 were paid to these affiliates and are included in management fees—related party on the consolidated statements of operations.

During the nine months ended September 30, 2005 and 2004, excess operating cash flow distributions of $154,992 and $32,323, respectively, were paid to the managing member of the Seattle portfolio under the conditions stated in the partnership agreement. These payments are shown as management fees - related party on the consolidated statements of operations.

During the nine months ended September 30, 2005 and 2004, an affiliate of ours earned portfolio management fees of $327,197 in connection with management of the Seattle, Portland and Jacksonville portfolios. The fee is based on .25% of total development costs, defined as total equity investment and the amount of the original mortgage payable for each portfolio. As of September 30, 2005, $857,820 remained payable and was included in due to related party on the consolidated balance sheets.

During the nine months ended September 30, 2005 and 2004, an affiliate of ours paid or advanced funds to pay $1,221,350 and $571,708, respectively, for various costs associated with our operation.

Line of Credit

We have a $60,000,000 line of credit with BCP Funding LLC, an affiliate of ours and an affiliate of our Advisor. The line bears "base" interest at 9.5% and "bonus" interest at 5.3% and originally matured on May 31, 2004 with the option of a six-month extension, which we exercised. On September 1, 2004, we were granted an extension through May 31, 2005. On March 11, 2005, we were granted an extension through January 1, 2006. On December 15, 2005, we were granted an extension through January 1, 2007. Base interest is due and payable with respect to each calendar quarter to the extent of cash available for debt service for the current quarter. Base interest shall accrue in arrears and any unpaid base interest shall accrue and be added to principal. Bonus interest is due and payable with respect to each calendar quarter to the extent of cash available for debt service after payment of base interest. Any unpaid bonus interest shall accrue but will not be added to principal. Accrued bonus interest shall be payable quarterly solely from cash available for debt service after payment of the current quarter base and bonus interest. Any accrued bonus interest not paid on or before the maturity date shall not be due or payable. We do not believe that sufficient cash flow will exist to pay bonus interest; therefore no accrual for it has been made in our financial statements. The line is secured by our interests in BCMR Seattle, a Limited Partnership, BCMR Jacksonville, LLC and BCMR Portland, LLC and our outstanding shares. As of September 30, 2005, $56,596,665 was outstanding on the line. During the nine month periods ended September 30, 2005 and 2004, base interest of $4,077,318 and $4,262,479, respectively, was incurred and $1,375,701 remains payable as of September 30, 2005. If the amount of capital raised during the offering is not sufficient to pay the outstanding balance under our line of credit and/or we are unable to have the line extended, we could lose our interest in some or all of its properties. If we were to lose our interest in some or all of the properties, it is possible that we would not be able to continue as a going concern.

Although management has indicated its belief that the offering will yield sufficient proceeds to pay the line of credit, and we are operating its business under that assumption, as with any offering conducted on a best-efforts basis, there is no guarantee that the offering will in fact result in the anticipated proceeds.

Other Financing

ALLTX LLC, the Investor Limited Partner of the joint venture partnership which owns the Plano community has a $5,556,348 note with Wachovia Bank, National Association. The note is secured by the joint venture interests of ALLTX LLC and ALLTX GP LLC in the community and is guaranteed by BCP Funding LLC, a related party. The note is interest only and bears interest at the Libor index rate plus 300 basis points. Interest is paid monthly to the extent that cash flow from the Plano community permits, and any unpaid interest accrues. All unpaid principal and interest are due at the note maturity of January 1, 2006. As of September 30, 2005 interest of $16,732 was incurred and remains payable.

In October 2005 the short term mortgage on the Plano community was refinanced and replaced with a long term mortgage note in the amount of $11,981,000 from Deutsche Bank Berkshire Mortgage, Inc. The note requires interest only payments at a rate of 5.14% through the initial maturity date of November 1, 2014.

Contractual Obligations

We pay operating expenses and interest expense from cash generated from property operations. Below is a summary of our other material liability obligations by maturity as of September 30, 2005.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Mortgages	$12,062,032	$45,789,383	$74,707,000	$ —	$132,558,415
Line of Credit	56,596,665 a	—	—	—	56,596,665
Note Payable	5,556,348 a	—	—	—	5,556,348
Due to Related Party	3,052,306 b	—	—	—	3,052,306
Total	$77,267,351	$45,789,383	$74,707,000	$ —	$197,763,734

a. It is anticipated that proceeds from our public offering will be used to repay the line of credit financing and note payable.

b. Payments of amounts due to related parties, although currently due, can be deferred until such time as cash from operations or proceeds from our public offering is sufficient to pay the obligations.

Real Estate Assets

As of September 30, 2005 and 2004 we owned interests in 11 and 10 properties, respectively. Ten of our interests owned as of September 30, 2005 and 2004 are in 3 portfolios and one interest owned as of September 30, 2005 is a single community property. Details on the properties are as follows:

The Seattle portfolio consists of four apartment communities containing 802 apartment units as follows:

Property Name	City, State	Number of Units	Date Acquired	Occupancy as of 09/30/05	Occupancy as of 09/30/04
Alderwood Park Apartments	Lynwood, WA	188	May 15, 2003	98%	88%
Ridgegate Apartments	Kent, WA	153	May 15, 2003	94%	89%
Ridgetop Apartments	Silverdale, WA	221	May 15, 2003	95%	97%
Wellington Apartments	Silverdale, WA	240	May 15, 2003	93%	91%

The Portland portfolio consists of three apartment communities containing 1,027 apartment units as follows:

Property Name	City, State	Number of Units	Date Acquired	Occupancy as of 09/30/05	Occupancy as of 09/30/04
Boulder Creek Apartments	Portland, OR	296	May 30, 2003	96%	89%
Bridge Creek Apartments	Portland, OR	315	May 30, 2003	91%	94%
Settler's Point Apartments	Salt Lake City, UT	416	May 30, 2003	95%	93%

The Jacksonville portfolio consists of three apartment communities containing 1,040 apartment units as follows:

Property Name	City, State	Number of Units	Date Acquired	Occupancy as of 09/30/05	Occupancy as of 09/30/04
Bay Pointe Apartments	Jacksonville, FL	300	May 22, 2003	95%	83%
Oaks at Timuquana Apartments	Jacksonville, FL	228	May 22, 2003	90%	96%
Spicewood Springs Apartments	Jacksonville, FL	512	May 28, 2003	94%	96%

The Plano community consists of one apartment community containing 229 apartment units as follows:

Property Name	City, State	Number of Units	Date Acquired	Occupancy as of 09/30/05	Occupancy as of 09/30/04
Preston at Willow Bend Apartments	West Plano, TX	229	September 15, 2005	96%	N/A

Results of Operations

Comparison of Operations Nine Months ended September 30, 2005 and 2004

The following summarizes changes in our operations for the nine-month period ended September 30, 2005, from the nine-month period ended September 30, 2004. Net loss for the nine months ended September 30, 2005 decreased from the same prior period by approximately $.7 million, from $6.0 million to $5.3 million, or 11.7%. Operations were primarily effected by increased rental income, decreased operating expenses, increased depreciation expense, decreased organization expense and increased asset management fees. We acquired one property in September 2005 which contained 229 units. Since the property was owned for less than a month, its operations did not have a material effect on our operations in the nine-month period. Net income from the new acquisition for the three and nine month period ended September 30, 2005 was $3,504. No disposition of assets was made between January 1, 2004 and September 30, 2005.

Revenue

Revenues increased approximately of $1.9 million, from $15.7 million to $17.6 million, or 12.1%, in the current nine-month period. All of the apartment complexes within the Jacksonville portfolio experienced increased revenues in the current period. Collection loss at the three Jacksonville properties, which is charged against revenue, increased during 2004. As a result, management changed credit reporting agencies and increased credit standard requirements for all new tenants. The result has been an improved tenant profile and a reduction in collection loss. Additionally, two Jacksonville properties, Bay Point Apartments and Oaks at Timuquanah Apartments, were acquired with the intention of renovating between 53% and 69% of the units, respectively. These renovations were completed throughout 2003 and 2004, and all units were back in service by the beginning of 2005. These improvements enabled the complexes to increase rental rates at Bay Point and Oaks at Timuquanah by averages of 4.9% and 8.2%, respectively on the renovated units. Occupancy has stabilized at both apartment complexes with improved revenues as a result of the increased occupancy and higher rental rates. A strengthening of the local market at Spicewood Springs, in Jacksonville, FL improved occupancies at that complex. Revenues at Wellington Apartments, in Silverdale, WA also improved in the current year due to improved occupancy. In the prior year the apartment complex lost 15% of its leases when an aircraft carrier stationed in the area departed. In January 2005 another ship arrived which enabled the property to stabilize occupancy and increase rental rates.

Property operating costs

Property operating costs decreased approximately $.7 million, from $6.5 million to $5.8 million, or 10.4%, in the current nine-month period. The decrease in property and operating costs can be attributed to a change in treatment of certain non-recurring rehabilitation and capital expenses in the current year versus the prior year. Non-recurring rehabilitation and capital expenses incurred in the prior period were charged to property and operating costs during the nine months ended September 30, 2004 with respect to the Portland and Seattle portfolios. During the property audits for December 31, 2004, some of these costs were deemed material enough to be capitalized and were moved to building improvements. Other costs were not deemed material and were charged to operations as of year end. All such costs incurred in the current year have been deemed material and have been capitalized to building and improvements and are being amortized in accordance with our capitalization policy. Most of the costs incurred in 2004 that were charged to operations were at Settler's Point Apartments, in Salt Lake City, UT and were for converting swamp coolers to air conditioning, lighting improvements and exterior upgrades. Costs incurred in the current year and charged to capital improvements were at Bridge Creek Apartments, in Portland, OR and were for parking lot re-paving.

General and administrative expenses

There was no material change in general and administrative expenses in the nine-month period ended September 30, 2005 from the nine-month period ended September 30, 2004.

Depreciation and amortization

Depreciation and amortization expense increased approximately $1.0 million, from $3.3 million to $4.3 million, or 30.0%, in the current nine-month period. As disclosed above, capital improvements were made at the properties in the three portfolios throughout 2004 and in the first nine months of 2005. These improvements are being depreciated over their estimated useful lives and have increased depreciation expense accordingly.

Portfolio and management fees-related party

Related party management fees increased approximately $.06 million, from $.94 million to $1.0 million, or 6.0%, in the current nine-month period. There was no change in related party portfolio management fees in the nine-month period ended September 30, 2005 from the nine-month period ended September 30, 2004. The portfolio management fee is based on the development cost of our communities purchased in 2002 and 2003. Property management fees are directly tied to rental revenues and accordingly are expected to increase with increases in rental income. The property management companies are also entitled to incentive management fees when distributions available from operations exceed certain predefined returns on our investment. Operations at the Seattle portfolio that met such criteria in the nine-months ended September 30, 2005 exceeded the amount of operations that met such criteria in the nine-months ended September 30, 2004 and also affected the increase in related party management fees.

Organization costs

Organization costs decreased by $.09 million to zero, in the current nine-month period. Organization costs are expensed as incurred. Organization of our company and the community portfolios was complete as of December 31, 2004. As of September 30, 2005 no organizational costs have been recorded associated with the organization of entities related to the Plano community acquisition. As a result, we have not incurred any organization costs in the current period.

Asset management fee-related party

Asset management fee-related party increased to approximately $1.0 million in the current period from zero in the prior nine-month period. No asset management fees were incurred in the prior period since the Advisor had waived its right to all asset management fees from inception through December 31, 2004.

Interest Expense

There was no material change in interest expense in the nine-month period ended September 30, 2005 from the nine-month period ended September 30, 2004.

Comparison of Operations-Three Months ended September 30, 2005 and 2004

The following is a summary of changes in operations for the three-month period ended September 30, 2005, from the three-month period ended September 30, 2004. Most of the changes in revenue and expenses correspond with the changes that occurred in the nine-month period. Explanations provided in the nine-month analysis apply to the three-month analysis presented below unless otherwise noted.

Net loss for the three months ended September 30, 2005 decreased over the same prior period by approximately $.3 million, from $2.2 million to $1.9 million, or 13.7%. Below is a summary of the significant changes in current to prior 3-month period operations.

Revenue

Revenues increased by approximately $.7 million, from $5.3 million to $6.0 million, or 14.9%, in the current three-month period. The increase is a result of factors disclosed in the nine-month analysis above.

Property operating costs

There was no material change in property operating costs in the three-month period ended September 30, 2005 from the three-month period ended September 30, 2004.

General and administrative expenses

General and administrative expenses decreased approximately $.08 million, from $.78 million to $.7 million, or 10.3%, in the current three month period. The decrease is primarily the result of decreased administrative payroll expenses at the Jacksonville properties in the current period.

Depreciation and amortization

Depreciation expense increased approximately $.4 million, from $1.1 million to $1.5 million, or 33.3%, in the current three-month period. As stated in the nine-month analysis, depreciation expense increased due to depreciation on additional capital expenses. Additionally, depreciation and amortization of approximately $.03 million on the recently acquired Plano community contributed to the current quarter increase in depreciation.

Portfolio and management fees-related party

Related party management fees increased approximately $.05 million, from $.33 million to $.38 million, or 15.2%, in the current three-month period. As stated in the nine-month analysis above, there was no change in the portfolio management fee from the prior quarter to the current quarter and improved current year operations at the Seattle portfolio generated greater incentive management fees, which are included in related party management fees.

Asset management fee-related party

Asset management fee-related party increased to approximately $.36 million in the current period from zero in the prior three-month period. No asset management fees were incurred in the prior period since the Advisor had waived its right to all asset management fees from inception through December 31, 2004.

Interest expense on line of credit affiliate

Interest expense on the affiliate line of credit decreased by approximately $.17 million, from $1.54 million to $1.37 million, or 11.0%, from the comparative three-month period. The prior year period included approximately $.17 million in additional interest to correct for under accrued interest in 2003.

Other Matters

On February 13, 2005, there was a fire at the Spicewood Springs Apartments of the Jacksonville portfolio, in which three units were damaged and one tenant lost his life. We incurred $273,000 to repair the units. The insurance proceeds, net of the deductible, were received by the property and totaled approximately $254,000. The units were repaired and were back in service by October 10, 2005. As of this date, no litigation or claims have been made against us in regards to this matter. It is management's belief that none are anticipated, therefore no reserves have been set aside.

Off Balance Sheet Arrangements

As of September 30, 2005, December 31, 2004 and September 30, 2004, respectively, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosure About Market Risk

A summary of our debt as of September 30, 2005 is included in Note D of the financial statements. All of our long term debt is fixed rate debt with interest rates ranging from 4.26% to 12.0%. Our short term debt is a combination of fixed rate and floating rate debt with interest rates ranging from the Libor Index Rate plus 100 basis points (4.76813% at September 30, 2005) to 9.5%. The weighted average interest rate on debt outstanding at September 30, 2005 and December 31, 2004 was 6.35% and 6.45%, respectively. We did not have any variable rate debt until the purchase of the Plano community in

September 2005. Additionally, we refinanced the $12.0 million variable rate mortgage on the Plano acquisition with fixed rate debt in October 2005. Management estimates that a one percentage point increase in interest rates on variable rate outstanding debt, subsequent to the Plano mortgage refinance, would result in additional annual interest of $.06 million per year. An analysis of the fair market values of the debt held at September 30, 2005 is set forth below.

| | | Expected Maturity Date | | | | | | | | |
	Liabilities Long Term Debt	2005	2006	2007	2008	2009	2010	2011	Total	Fair Market Value[2]
Jacksonville	Fixed Rate ($US)	$0	$0	$0	$0	$0	$35.374	$0	$35.374	$33.547
	Avg. Interest Rate	0%	0%	0%	0%	0%	4.29%	0%	—	5.36%[1]
Seattle	Fixed Rate ($US)	$0	$0	$0	$37.850	$0	$0	$0	$37.850	$37.710
	Avg. Interest Rate	0%	0%	0%	4.67%	0%	0%	0%	—	5.10%[1]
Seattle Second Mortgage Loan	Fixed Rate ($US)	$.035	$.058	$7.93	$0	$0	$0	$0	$8.023	$8.023
	Avg. Interest Rate	12%	12%	12%	0%	0%	0%	0%	—	12%[1]
Portland/Salt Lake City	Fixed Rate ($US)	$0	$0	$0	$0	$0	$39.333	$0	$39.333	$38.167
	Avg. Interest Rate	0%	0%	0%	0%	0%	4.58%	0%	—	5.36%[1]
	Short Term Debt									
Line of Credit	Fixed Rate ($US)	$0	$56.597	$0	$0	$0	$0	$0	$56.597	$56.597
	Avg. Interest Rate	0%	9.5%	0%	0%	0%	0%	0%	—	9.50%[1]
Plano Mortgage Loan	Floating Rate ($US)	$12.0 Libor plus 100	$0	$0	$0	$0	$0	$0	$12.0	$12.0
	Avg. Interest Rate	bpts	0%	0%	0%	0%	0%	0%	—	4.76813%[3]
ALLTX LLC Note	Floating Rate ($US)	$0	$5.556 Libor plus 300	$0	$0	$0	$0	$0	$5.556	$5.556
	Avg. Interest Rate	0%	bpts	0%	0%	0%	0%	0%	—	6.76813%[3]

Notes:

(1) Estimated fair value rates represent estimated rates a borrower would receive under current market conditions. The individual estimate fair rates were calculated using a treasury rate that coincides with the remaining time period on each note. In addition, a conservative spread of 1.20% was added to the treasury rates to come up with the estimated fair value rate for each portfolio.

(2) Fair Market Value represents the net present value of the debt at the estimate fair value rates. Since the estimated fair value rates are higher than the actual interest rates, there is a premium (the difference between the principal balance and the Fair Market Value) that a potential buyer should pay if they were to assume the debt. This is evidenced by the lower principal amount that these cash flows support at the higher estimated fair value

rates. Alternatively, in the event that the estimated fair value rates were lower than the actual interest rates on these notes, then a property buyer assuming the debt would expect to receive a discount, calculating Fair Market Value using the methodology shown above.

(3) Rate based on the Libor rate charged on the interest period September 15, 2005 through October 15, 2005.

The following disclosure is added to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" immediately prior to the sub-section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity" on page 98 of our Prospectus:

Trends Which May Influence Our Results of Operations

Increasing Demand for Rental Apartments

Based on certain demographic trends, in particular, the growth of the "Baby Boomer" generation and their children and grandchildren, the "Echo Boomer" generation, we believe we are well-positioned to continue achieving our objectives. While there is no guarantee that individuals making up these groups will choose renting versus ownership, we believe the increase in these age groups will have a positive impact on the number of rental households. The Baby Boomer and Echo Boomer generations currently account for approximately 73 million and 71 million, respectively, of the approximately 290 million people in the United States. As Baby Boomers enter into their retirement years we believe many may choose to downsize from single-family homes to apartment living as part of a trend towards simpler lifestyles. In addition, and perhaps more significantly, Echo Boomers are now entering into the age group having the greatest propensity to rent. As shown in the chart below the number of individuals between the ages of 18-39 are expected to grow significantly over the next 20 years. There is no guarantee that this population will choose renting versus ownership.

U.S. Population of Individuals between the Ages of 18-39



Source: U.S. Census Bureau, Population Projections Branch, May 2004.

MANAGEMENT

The following disclosure is added to the end of the section entitled "Management—Independent Directors" beginning on page 120 of our Prospectus:

Mr. Cottone has been selected by the board of directors to serve as the independent lead director.

The following disclosure replaces the second paragraph of the section entitled "Management—Committees of the Board of Directors" on page 121 of our Prospectus:

Compensation Committee: The board has established a Compensation Committee. A majority of the members of the Compensation Committee are independent directors. Currently, the members of the Compensation Committee are Messrs. Cottone, Phelan and Manning. Mr. Phelan is the chairman.

Nominating and Corporate Governance Committee. The board has established a Nominating and Corporate Governance Committee. All the members of the Nominating and Corporate Governance Committee are independent directors. Currently, the members of the Nominating and Corporate Governance Committee are Messrs. Cottone, Iacuzio and Phelan. Mr. Cottone is the chairman.

Other Committees. The board may establish from time to time other committees. At least a majority of the members of any other committee our board may establish must be independent directors.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN OTHER ACTIVITIES

The following disclosure replaces the third sentence of the section entitled "Investment Policies and Policies with Respect to Certain Other Activities—Borrowing Policies" on page 147 of our Prospectus and where otherwise referenced throughout the Prospectus:

While we strive for diversification, the number of different communities we can acquire interests in will be affected by the amount of funds available to us. There is no limitation on the amount we may invest in any single improved property or on the amount we can borrow for the purchase of an interest in any property subject to the limitation that we cannot borrow in excess of 300% of our net assets.

We currently intend to limit the aggregate mortgage debt on our communities that are no longer (or have not been) financed with our current or any replacement line of credit to be within the targeted range of 55% to 65%. In any event, aggregate borrowings as of the time that the net proceeds of this offering have been fully invested and at the time of each subsequent borrowing may not exceed, on average, 70% of the total net asset value of those communities unless any excess borrowing is approved by a majority of the independent directors and is disclosed to stockholders in our next quarterly report.

The following disclosure is a new section to be added immediately after the section entitled "Prior Performance of Affiliates of Management" on page 150 of our Prospectus:

DIVERSIFICATION WITH REAL ESTATE

We believe that investments in real estate through companies like ours can be an attractive asset class to diversify an investor's portfolio beyond stocks and bonds. Diversification is a portfolio strategy designed to reduce exposure to risk by combining a variety of investments, such as stocks, bonds, and real estate, which are unlikely to all move in the same direction. The goal of diversification is to reduce the risk in a portfolio. One way to diversify an existing portfolio of stocks and bonds is to add real estate. We believe real estate has a low correlation to traditional stock and bond markets and therefore, combining all investment types, will result in a more stable portfolio.

Not only can a portfolio be diversified by a variety of investment types such as stocks, bonds and real estate, but diversification can also be achieved through various asset classes (apartments vs. commercial or industrial) and sponsors. Similar to investing in stocks, an investor is advised against buying for example, large cap growth stocks only, but to diversify with value, small, mid-cap and international stocks. The same theory of diversification can be applied to REITs. An investment in a publicly registered, non-traded REIT like our company, which is unlisted and not actively traded, can be beneficial because our share price is not subject to daily market fluctuations as is generally the case for actively traded securities such as stocks and bonds. We believe this can be particularly beneficial for investors who consider investing in real estate as a long-term investment.

In addition, real estate is considered to be a good hedge against inflation and we believe the apartment sector is an ideal real estate type to hedge inflation because the short-term nature of apartment leases provides apartment owners with the ability to frequently increase the rents they charge to tenants, most often on an annual basis. This unique feature of apartments allows landlords to keep rental income in-line and consistently ahead of annual increases to operating costs due to inflation in comparison to other property types such as industrial office and retail which generally have longer-term leases.

Consistent Annual Risk-Adjusted Returns—Low Volatility

Historically, the multifamily sector has delivered consistent annual returns and has exhibited less volatility than the Standard & Poor's 500 Index ("S&P 500") and the NAREIT Equity REIT Index ("NAREIT Index") as shown in the chart below. The Advisor believes that an investment in Boston Capital REIT can be viewed as an investment in a portfolio of properties whose value is tied to the performance of those properties and their asset value. This stands in contrast to an investment in the companies or REITs which make up the S&P 500 and the NAREIT Index, which generally are not as closely tied to the direct, underlying property or company values and are subject to daily market fluctuations, as well as long-term market cycles. Accordingly, the Advisor believes that an investment in Boston Capital REIT will exhibit less performance volatility than an investment in the companies or REITs which make up the other two indices. While the NCREIF Property Index—Multifamily is not a measure of non-traded REIT performance, the Advisor believes that this index is an appropriate and accepted index for purposes of evaluating the relative volatility of an investment in our stock as compared to an investment in listed REIT shares or the S&P 500.

Return on Investment by Property Type
Compared to Selected Indexes (1990-2004)



Index 1: The **NCREIF Property Index – Multifamily**
Index 2: The **NCREIF Property Index – Retail**
Index 3: The **NCREIF Property Index – Office**
Index 4: The **NCREIF Property Index – Industrial**
Index 5: The **Standard & Poor's 500 Index**
Index 6: The **NAREIT Equity REIT Index**

Indexes 1-4: The **NCREIF Property Indexes** are composite total rate of return measures of investment performance (composed of Income Return, Capital Value Return and Total Return) of a very large pool of individual properties in the multifamily*, retail, office and industrial sectors, respectively, acquired in the private market and held in a fiduciary environment for investment purposes only.

---

*   The performance results shown for NCREIF Property Index—Multifamily should not be taken to represent the expected performance of Boston Capital REIT. Unlike Boston Capital REIT, the NCREIF Property Index—Multifamily and the other indices described here do not have any fees or expenses. As such, the NCREIF Property Index—Multifamily reflects higher returns than shareholders are likely to experience because the management fees and expenses we pay will reduce the amount of cash available for distributions to our shareholders. You can not invest directly in an index. While Boston Capital REIT has used and expects to continue to use leverage (borrowing a portion of the purchase price of our property acquisitions), as do many of the properties in the NCREIF Property Index—Multifamily, the performance results shown for that index are adjusted to show all properties on an unleveraged basis. Also, because we are a non-traded REIT, you will not be able to realize appreciation in the value of our portfolio, if any, until we liquidate or list our stock for trading. In addition, the aggregate property characteristics of Boston Capital REIT differ from those of the NCREIF Property Index—Multifamily, which will result in performance differences between that index and Boston Capital REIT.

Index 5: The **Standard & Poor's 500 Index** is an unmanaged, capitalization-weighted index of 500 stocks. The index is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries and is adjusted to reflect dividends paid.

Index 6: The **NAREIT Equity REIT Index** is an unmanaged, market-weighted index of tax-qualified Real Estate Investment Trusts traded on the New York Stock Exchange, the American Stock Exchange and the NASDAQ National Market System, including dividends.

Sources: Standard & Poor's. Russell-Mellon. NCREIF National Council of Real Estate Investment Fiduciaries (NCREIF) was established to serve the institutional real estate investment community as a collector, processor, validator, and disseminator of real estate performance information. Certain data and performance results shown were supplied by outside sources and are believed to be reliable but are not guaranteed. Past performance is no guarantee of future results.

DESCRIPTION OF CAPITAL STOCK

The following disclosure replaces the first sentence of the first paragraph in the section entitled "Description of Capital Stock—Authorized Stock" on page 155 of our Prospectus:

Our articles provide that we may issue up to 400,000,000 shares of common stock, par value $.001 per share, 50,000,000 shares of preferred stock, par value $.001 per share, and 50,000,000 shares of "excess stock," par value $.00l per share, which would be issued only in the event we have purchases in excess of the ownership limits described below.

The following disclosure replaces the first sentence of the section entitled "Description of Capital Stock—Common Stock" on page 155 of our Prospectus:

In the opinion of Goodwin Procter LLP, a copy of which is attached as an exhibit to Post-Effective Amendment No. 2 to the Registration Statement, filed on December 7, 2005, all of the shares offered by our Prospectus will be validly issued, fully paid and nonassessable.

MATERI.AL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following disclosure replaces the first sentence of the section entitled "Material United States Federal Income Tax Considerations—General" on page 165 of our Prospectus:

The following general discussion of material United States federal income tax considerations relevant to investors in our common stock has been reviewed by our tax counsel, Goodwin Procter LLP, which has also delivered an opinion supporting this discussion, a copy of which is an exhibit to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11, filed on December 7, 2005.

The following disclosure is added to the end of the second paragraph of the section entitled "Material United States Federal Income Tax Considerations—General" on page 166 of our Prospectus:

Without further action by the U.S. Congress, the maximum individual tax rate on long-term capital gains will return to 20% in 2009, and the maximum individual tax rate on dividends will increase to 35% in 2009 and 39.6% in 2011.

The following disclosure is added to the section entitled "Taxation of the Company—General" beginning on page 167 of our Prospectus:

- because we acquired properties prior to the first day of the first taxable year for which we qualified as a REIT (which is anticipated to be January 1, 2005, or the "REIT Commencement Date"), if we recognize gain on the disposition of any of these assets during the 10-year Recognition Period beginning on the REIT Commencement Date, then the lesser of (A) the fair market value of the asset as of the REIT Commencement Date over our basis in the asset as of the REIT Commencement Date, or (B) the amount of gain we would otherwise recognize on the disposition will be subject to tax at the highest regular corporate rate under the Built-In Gain Rule.

The following disclosure is added to the end of the section entitled "General Requirements for Qualification" beginning on page 169 of our Prospectus:

To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. We do not believe that we have any non-REIT earnings and profits and therefore we believe that we satisfy this requirement.

SELLING AND ESCROW ARRANGEMENTS

The following disclosure replaces the second full paragraph in the section entitled "Selling and Escrow Arrangements—Selling Arrangements" on page 192 of our Prospectus:

The total underwriting compensation, (including, but not limited to, selling commissions, the dealer-manager fee, wholesaling salaries and commissions and expense reimbursements to our wholesalers and participating broker-dealers and their registered representations) will not exceed the limitations prescribed by the National Association of Securities Dealers, Inc. An additional one half percent of gross proceeds of this offering may be paid for bona fide due diligence expenses, also in accordance with the current regulations of the National Association of Securities Dealers, Inc.

The following disclosure replaces the first full paragraph in the section entitled "Selling and Escrow Arrangements—Selling Arrangements" on page 194 of our Prospectus:

Investors who desire to establish an IRA for purposes of investing in shares may do so by having Pershing LLC, an independent, qualified bank IRA custodian (or such other independent qualified bank IRA custodian utilized by a participating broker-dealer (a "Qualified IRA Custodian")), act as their IRA custodian.

In the event that an IRA is established having Pershing LLC (or such other Qualified IRA Custodian) as the IRA custodian, the authority of Pershing LLC (or such other Qualified IRA Custodian) will be limited to holding the shares on behalf of the beneficiary of the IRA and making distributions or reinvestments in shares solely at the discretion of the beneficiary of the IRA.

Pershing LLC (or such other Qualified IRA Custodian) will not have the authority to vote any of the shares held in an IRA except strictly in accordance with the written instructions of the beneficiary of the IRA.

The following disclosure replaces the second full paragraph in the section entitled "Selling and Escrow Arrangements—Selling Arrangements" on page 196 of our Prospectus:

Investors, who, in connection with their purchase of shares (i) have engaged the services of a registered investor advisor or other financial advisor with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice or (ii) has a contract for investment advisory and related brokerage services which includes a fixed or "wrap" fee feature, may agree with the participating broker-dealer selling such shares and the Dealer Manager to reduce the amount of selling commissions payable with respect to such sales to zero. The net proceeds to us, $9.30 per share, will not be affected by waiving the commissions payable in connection with such transactions. All such sales must be made through registered broker-dealers.

<h2 style="text-align:center">ELECTRONIC DELIVERY</h2>

The following disclosure is a new sub-section added to the section entitled "Selling and Escrow Arrangements—Selling Arrangements" immediately after the sub-section entitled "Selling and Escrow Arrangements—Escrow Arrangements" on page 198 of our Prospectus:

Participating broker-dealers in the offering are required to deliver a copy of the Prospectus to each potential investor. We plan to make this Prospectus, the subscription agreement, certain offering documents, administrative and transfer forms, as well as certain marketing materials, available electronically to participating broker-dealers as an alternative to paper copies. As a result, if a participating broker-dealer chooses, with an investor's prior consent, it may provide an investor with the option of receiving the Prospectus, the subscription agreement, offering documents, administrative and transfer forms, as well as marketing materials, electronically. If the participating broker-dealer chooses to offer electronic deliver of these documents to an investor it will comply with all applicable requirements of the Securities and Exchange Commission and National Association of Securities Dealers, Inc. and any laws or regulations related to the electronic delivery of documents. In any case, an investor may always receive a paper copy upon request to the participating broker-dealer.

In addition, in accordance with applicable law, we plan to make the reports to stockholders described below available electronically to investors who consent to such electronic delivery. In any case, an investor may always receive a paper copy of these reports upon request to our company.

The following disclosure is a new section to be added immediately prior to the section entitled "Supplemental Sales Material" on page 199 of our Prospectus:

REPORTS TO STOCKHOLDERS

We will send an annual report to each stockholder within one hundred and twenty (120) days following the close of each fiscal year. Each annual report will contain, among other things, financial statements prepared in accordance with generally accepted accounting principles which are audited and reported on by our independent registered public accountant.

In addition, we will send, upon written request by a stockholder, an interim report containing unaudited financial statements for each of the first three quarterly periods of each fiscal year within forty-five (45) days after the end of such quarter as well as such further information as our board of directors may determine is required pursuant to any law or regulation to which we are subject.

At the same time as any distribution, we will file a Form 8-K or other appropriate form or report with the Securities and Exchange Commission or otherwise provide stockholders with a statement disclosing the source of the funds distributed. If the information is not available when the distribution is made, we will provide a statement setting forth the reasons why the information is not available. In no event will the information be provided to stockholders more than sixty (60) days after we make the distribution.

We are required by the Securities Exchange Act of 1934, as amended, to file quarterly, annual and periodic reports with the Securities and Exchange Commission. Those reports may contain information which is not set forth in this prospectus. Such reports can be obtained on the Commission's website at www.sec.gov and on our website at www.bostoncapital.com and investors are encouraged to access such reports.

Treasury Department Circular 230 Notice

The advice set forth in our Prospectus and this Supplement No. 2 is not intended or written to be used, and it cannot be used, by any taxpayer for the purpose of avoiding United States federal tax penalties that may be imposed on the taxpayer. The advice was written to support the promotion or marketing of the matters addressed in the Prospectus and this Supplement. Each taxpayer should seek advice based upon the taxpayer's particular circumstances from an independent tax advisor. The foregoing notice is intended to satisfy the requirements under Section 10.35 of Treasury Department Circular 230.

FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS

BOSTON CAPITAL REAL ESTATE INVESTMENT TRUST INC.

CONSOLIDATED BALANCE SHEETS

ASSETS

	September 30, 2005 (Unaudited)	December 31, 2004
REAL ESTATE		
Land	$ 31,083,719	$ 29,033,719
Building and improvements	147,087,024	133,527,539
Personal property	8,126,415	6,805,422
	186,297,158	169,366,680
Less accumulated depreciation	11,661,198	7,564,403
	174,635,960	161,802,277
Cash and cash equivalents	2,845,227	1,057,543
Accounts receivable-tenants	153,290	146,605
Prepaid expenses	571,886	221,935
Utility deposits	42,373	40,900
Tenants' security deposits	498,448	433,864
Reserves and escrows	4,474,918	2,465,273
Financing costs, net of accumulated amortization of $874,495 and $623,619, respectively	1,249,888	1,432,046
Other assets	1,926,962	1,077,501
	$186,398,952	$168,677,944
LIABILITIES		
Line of credit-affiliate	$ 56,596,665	$ 56,596,665
Interest payable on line of credit	1,375,701	325,501
Mortgage notes payable	132,558,415	120,595,521
Other note payable	5,556,348	-
Accounts payable and accrued expenses	2,349,632	2,104,784
Due to related party	1,923,363	530,623
Advances from related party	2,194,486	823,136
Management fee payable	24,002	21,166
Real estate taxes payable	1,084,240	84,397
Unearned rental revenue	291,451	96,014
Tenant security deposits	541,763	438,391
	204,496,066	181,616,198
Minority interest	175,636	—
SHAREHOLDERS' DEFICIT		
Preferred stock, $.001 par value, 50,000,000 shares authorized, no shares issued, and outstanding	—	—
Common stock, $.001 par value, 350,000,000 shares authorized, 20,000 shares issued, and outstanding	20	20
Additional paid-in capital	199,980	199,980
Accumulated deficit	(18,472,750)	(13,138,254)
	(18,272,750)	(12,938,254)
	$186,398,952	$168,677,944

See accompanying notes.

BOSTON CAPITAL REAL ESTATE INVESTMENT TRUST INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Total rental revenue	$ 6,039,466	$ 5,256,077	$17,562,074	$15,659,059
Expenses				
Property operating costs	2,085,333	2,127,109	5,830,628	6,507,435
General and administrative	697,024	778,932	1,933,688	2,012,948
Depreciation and amortization..........................	1,491,388	1,118,854	4,347,136	3,343,449
Portfolio & management fees-related party	380,230	332,855	1,078,248	935,362
Asset management fee-related party	358,875	—	1,065,543	—
Organization costs	—	—	—	87,296
	5,012,850	4,357,750	14,255,243	12,886,490
Operating income......................	1,026,616	898,327	3,306,831	2,772,569
Interest (income) expense				
Interest expense on line of credit-affiliate............	1,374,041	1,544,267	4,077,318	4,262,479
Interest expense-other............	1,553,734	1,522,102	4,571,821	4,540,705
Interest income	(3,426)	(4,390)	(8,448)	(19,198)
	2,924,349	3,061,979	8,640,691	8,783,986
Loss before minority interest	(1,897,733)	(2,163,652)	(5,333,860)	(6,011,417)
Income attributed to minority interest......................	(636)	—	(636)	—
NET LOSS	$(1,898,369)	$(2,163,652)	$(5,334,496)	$(6,011,417)
LOSS PER SHARE-BASIC AND DILUTED	$ (95)	$ (108)	$ (267)	$ (301)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—BASIC AND DILUTED	20,000	20,000	20,000	20,000

See accompanying notes.

BOSTON CAPITAL REAL ESTAtE INVESTMENT TRUST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,	
	2005	2004
Cash flows from operating activities		
Net loss	$(5,334,496)	$(6,011,417)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Depreciation and amortization	4,347,136	3,343,449
Minority interest	636	—
Changes in assets and liabilities		
(Increase) decrease in accounts receivable-tenants	(6,685)	3,211
(Increase) decrease in prepaid expenses	(349,951)	149,170
(Increase) decrease in security deposits – asset	(64,584)	12,210
(Increase) decrease in reserves and escrows	(933,859)	(945,819)
Increase (decrease) in payable and accrued expenses	244,848	123,899
Increase (decrease) in interest payable on line of credit – affiliate	1,050,200	(531,165)
Increase (decrease) in due to related party	1,392,740	571,708
Increase (decrease) in management fee payable	2,836	497,076
Increase (decrease) in real estate taxes payable	999,843	787,784
Increase (decrease) in unearned rental revenue	195,437	(21,735)
Increase (decrease) in tenants' security deposits – liability	103,372	66,253
Net cash provided by (used in) operating activities	1,647,473	(1,955,376)
Cash flows from investing activities		
Investment in real estate	(16,931,416)	(265,401)
(Increase) decrease in reserves and escrows	(1,075,785)	6,755,010
(Increase) decrease in construction in progress	—	(5,026,783)
Net cash (used in) provided by investing activities	(18,007,201)	1,462,826
Cash flows from financing activities		
Proceeds from mortgage notes payable	12,000,000	—
Payment of mortgage note payable	(37,106)	(25,599)
Proceeds from other note payable	5,556,348	—
Financing costs paid	(68,718)	—
Increase (decrease) in advances from related party	1,371,350	—
Payment of deferred offering costs	(849,462)	—
Minority interest	175,000	—
Net cash provided by (used in) financing activities	18,147,412	(25,599)
NET INCREASE (DECREASE) IN CASH	1,787,684	(518,149)
Cash and cash equivalents, beginning of period	1,057,543	1,111,817
Cash and cash equivalents, end of period	$ 2,845,227	$ 593,668
Supplemental cash flow information:		
Interest paid (includes $3,028,778 and $4,623,418, respectively, of related party interest)	$ 7,725,330	$ 9,334,352

See accompanying notes.

NOTE A—ORGANIZATION

Boston Capital Real Estate Investment Trust, Inc. (the "Company"), a Maryland Corporation, was formed on May 2, 2003 and commenced operations on May 15, 2003. The Company is a real estate company engaged in the acquisition, ownership, management, and operation of market rate multifamily properties. Provided that the Company sells at least 2,950,000 shares in the offering described below, the Company plans to elect to be taxed as a real estate investment trust for federal income tax purposes, commencing with the taxable year ended December 31, 2005. The Company was initially capitalized by offering 20,000 shares of $.001 par value common stock to an affiliated entity. The offer price of $10 per share resulted in gross proceeds of $200,000. The Company is wholly owned by Boston Capital Companion Limited Partnership.

The Company's day-to-day activities are managed by Boston Capital REIT Advisors, LLC, an affiliate of the Company and the Company's advisor under the terms and conditions of an advisory agreement. The Company has no employees of its own. Boston Capital REIT Advisors, LLC, is wholly owned by Boston Capital Holdings Limited Partnership. John P. Manning, the Company's Chairman and Chief Executive Officer, is the general partner of and owns a limited partnership interest in Boston Capital Holdings Limited Partnership.

A Registration Statement on Form S-11 and the related prospectus, as amended and supplemented (the "Prospectus"), were filed with the Securities and Exchange Commission and became effective June 22, 2005 in connection with a public offering of up to 100,000,000 shares of the Company's common stock. The Company began offering shares on July 1, 2005. The offering will terminate at the earlier of June 22, 2007 (24 months from the effective date) or the failure to sell at least 2,950,000 shares prior to the expiration of the Company's line of credit on January 1, 2006, provided that the Company is unable to extend the line of credit. The Company has the right to terminate the offering at any time prior to these dates. All monies raised by the offering prior to selling the minimum shares will be placed in an escrow account and earn interest at savings account rates based on the balance held in the account. The rate as of September 30, 2005 was 1.45% per annum, and was increased to 2.25% per annum on October 18, 2005. The offering will be made on a best efforts basis; however, if the minimum shares required are not met by the termination date, the escrowed funds along with accrued interest will be returned to the investors.

At September 30, 2005, the Company owned interest in 11 properties. At September 30, 2005, these properties were 93.5% leased.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the company as a going concern. The Company has extended its line of credit through January 1, 2006. However, if the amount of capital raised during the offering is not sufficient to pay the outstanding balance and/or the Company is unable to have the line extended, the Company could lose its interest in some or all of the properties. If the Company were to lose its interest in some or all of the properties, it is possible that the Company would not be able to continue as a going concern.

NOTE A—ORGANIZATION (Continued)

Although management has indicated its belief that the offering will yield sufficient proceeds to pay the line of credit, and the Company is operating its business under that assumption, as with any offering conducted on a best-efforts basis, there is no guarantee that the offering will in fact result in the anticipated proceeds. Should sufficient capital not be timely raised, management has indicated its intention to request to have the line of credit extended. Although the lender under the line of credit has previously granted an extension and, to management's knowledge, the lender has not indicated that an extension would not be granted, there is no guarantee that an additional extension will in fact be granted.

NOTE B—ACCOUNTING AND FINANCIAL REPORTING POLICIES

The accompanying unaudited consolidated financial statements as of September 30, 2005 and for the three and nine months then ended have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X under the Securities Act of 1933, as amended, for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The accompanying financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's Prospectus. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the full year. These condensed financial statements should be read in conjunction with the December 31, 2004 audited financial statements and notes included in the Company's Prospectus.

Principles of Consolidation

The consolidated financial statements include the Company's interest in wholly-owned and majority-owned operating limited liability companies that own apartment communities. Minority interest relates to the interest in a property partnership not owned by the Company. All inter-company accounts and transactions have been eliminated in consolidation.

Real Estate

The Company accounts for real estate acquisitions using the purchase method of accounting. The fair value of the real estate acquired is allocated to the acquired tangible assets, consisting of land, building and tenant improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their fair values.

The fair value of the tangible assets of an acquired property (which includes land, building and improvements) is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, building and tenant improvements based on the Company's determination of the relative fair values of these assets. The Company determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by the

NOTE B—ACCOUNTING AND FINANCIAL REPORTING POLICIES (Continued)

Company in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. The Company also estimates costs to execute similar leases including leasing commissions, legal and other related costs.

In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) the Company's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term and any fixed rate renewal periods in the respective leases. The Company's leases do not currently include fixed-rate renewal periods.

The aggregate value of other acquired intangible assets, consisting of in-place leases, is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property as if vacant, determined as set forth above. The value of in-place leases exclusive of the value of the above-market and below-market in-place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off.

The Company periodically evaluates its long-lived assets, including its investments in real estate, for impairment indicators. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, expected holding period of each asset and legal and environmental concerns.

If impairment indicators are present, the Company compares the expected future undiscounted cash flows for the long-lived asset against the carrying amount of that asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, an impairment loss would be recorded for the difference between the estimated fair value and the carrying amount of the asset.

For long-lived assets to be disposed of, an impairment loss is recognized when the estimated fair value of the asset, less the estimated cost to sell, is less than the carrying amount of the asset measured at the time that the Company has determined it will sell the asset. Long-lived assets held for disposition and the related liabilities are separately reported at the lower of their carrying amounts or their estimated fair values, less their costs to sell, and are not depreciated after reclassification to real estate held for disposition.

NOTE B—ACCOUNTING AND FINANCIAL REPORTING POLICIES (Continued)

The Company has not recognized an impairment loss in the period from May 15, 2003 (inception) through September 30, 2005 on any of its communities.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company expects to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with the taxable year ended December 31, 2005. The Company has been organized and operated in a manner that it believes will allow it to qualify for taxation as a REIT under the Code commencing with the taxable year ended December 31, 2005, and the Company intends to continue to be organized and operate in this manner. As a REIT, the Company will not be required to pay federal corporate income taxes on its taxable income to the extent it is currently distributed to the shareholders.

Reclassifications

Certain amounts in the 2004 periods have been reclassified to conform to the 2005 presentation.

Recent Accounting Pronouncements and Interpretations

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. SFAS 123R is not expected to have any effect on the Company's financial statements as the Company does not currently provide any share-based payments.

In June 2005, the FASB ratified the consensus in EITF Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("Issue 04-5"), which provides guidance in determining whether a general partner controls a limited partnership. Issue 04-5 states that the general partner in a limited partnership is presumed to control that limited partnership. The presumption may be overcome

NOTE B—ACCOUNTING AND FINANCIAL REPORTING POLICIES (Continued)

if the limited partners have either (1) the substantive ability to dissolve the limited partnership or otherwise remove the general partners without cause or (2) substantive participating rights, which provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's business and thereby preclude the general partner from exercising unilateral control over the partnership. The adoption of Issue 04-5 by the Company which is effective for new or modified limited partnerships as of June 30, 2005 and all other limited partnership arrangements as of January 1, 2006 is not expected to have a material effect on the Company's financial position or results of operations.

NOTE C—PROPERTY ACQUISITIONS

On September 15, 2005, the Company acquired a majority interest in an existing multifamily apartment community consisting of 229 units in Plano, Texas, known as the Preston at Willow Bend Apartments. The Company has included the results of operations of this community in its consolidated statement of operations from the date of acquisition. The Company preliminarily allocated the purchase price of the community to the fair value of the assets received. The allocation is subject to change as additional information is obtained. The Company acquired its interest in the property through BC Broadstone Preston, LP, a joint venture between the Company and certain affiliates of Alliance Residential Holdings. The Company owns a controlling partnership interest in BC Broadstone Preston, LP through two wholly-owned limited liability companies, ALLTX GP, LLC and ALLTX, LLC. BC Broadstone Preston, LP purchased the property from ERP Operating Limited Partnership for a contract purchase price of $15,200,000. The Company also borrowed an additional $2,531,347 to fund renovations and operating reserves, and to pay customary closing costs of $1,700,000 and $831,347, respectively. To fund a portion of the purchase price, the Company contributed approximately $5,556,348 to BC Broadstone Preston, LP by borrowing that amount from Wachovia Bank, National Association. The remainder of the purchase price was funded by a $12,000,000 mortgage bridge loan from Deutsche Bank Berkshire Mortgage, Inc. On October 25, 2005, the Company refinanced this mortgage bridge loan with a permanent mortgage with a maximum principal amount of $11,981,000 with Freddie Mac as lender. The $19,000 difference between the mortgage bridge loan and the permanent mortgage was funded by property level working capital reserves.

NOTE D—FINANCING

Mortgage Notes Payable	2005
Mortgage notes payable to Berkshire Mortgage Finance Limited Partnership The notes bear interest at 4.67% and mature on January 1, 2008. Monthly interest only payments of $147,300. The notes are secured by first mortgages and deeds of trust on the communities in the Seattle portfolio.	$37,850,000
Mortgage notes payable to Berkshire/WAFRA Mezzanine Debt Investors Foreign Fund. The notes bear interest at 12% and mature on December 31, 2007. Monthly principal and interest payments of $85,522 are required with a balloon payment due at maturity. Amortization is calculated based on a 25 year term. Upon maturity, the Company can either make a balloon payment for any unpaid principal or convert the note to a fixed or floating interest rate term loan. The notes are secured by second mortgages and deeds of trust on the communities in the Seattle portfolio.	8,001,415
Mortgage notes payable to Berkshire Mortgage Finance Limited Partnership. The notes bear interest at rates from 4.26% to 4.32% and mature on June 1, 2010. Monthly interest only payments of $126,391 are required beginning July 1, 2003. The notes are secured by mortgages and deeds of trust on the communities in the Jacksonville portfolio.	35,374,000
Mortgage notes payable to Berkshire Mortgage Finance Limited Partnership. The notes bear interest at 4.58% and mature on June 1, 2010. Monthly interest only payments of $148,154 are required. The notes are secured by mortgages and deeds of trust on the communities in the Portland portfolio.	39,333,000
Mortgage notes payable to Deutsche Bank Berkshire Mortgage Inc. The variable note bears interest at the Libor Index Rate plus 100 basis points and matures on December 1, 2005. Monthly interest only payments are required. The note is secured by a mortgage and deed of trust on the Plano community. On October 25, 2005, the note was refinanced with a $11,981,000 mortgage note which bears interest at 5.14% and matures November 1, 2014.	12,000,000
	$132,558,415

NOTE D—FINANCING (Continued)

Aggregate maturities of the above mortgage notes payable for the next five years and thereafter are as follows:

September 30, 2006	$ 12,062,032
2007	63,799
2008	45,725,584
2009	—
2010	74,707,000
Thereafter	—
Total	$132,558,415

Line of Credit

The Company has a $60,000,000 line of credit with BCP Funding LLC, a related party. The line bears "base" interest at 9.5% and "bonus" interest at 5.3% and originally matured on May 31, 2004 with the option of a six-month extension, which the Company exercised. On September 1, 2004, the Company was granted an extension through May 31, 2005. On March 11, 2005, the Company was granted an extension through January 1, 2006. Base interest shall accrue in arrears and is due and payable with respect to each calendar quarter to the extent of cash available for debt service for the current quarter. In the event cash is not available for debt service in the current quarter, base interest shall accrue and be added to principal. Bonus interest is due and payable with respect to each calendar quarter to the extent of cash available for debt service after payment of base interest. Any unpaid bonus interest shall accrue but will not be added to principal. Accrued bonus interest shall be payable quarterly solely from cash available for debt service after payment of the current quarter base and bonus interest. Any accrued bonus interest not paid on or before the maturity date shall not be due or payable. As of September 30, 2005, the accrued bonus interest is $7,174,180. The Company does not believe that sufficient cash flow will exist to pay bonus interest; therefore no accrual for it has been made in these financial statements. The line of credit is secured by the Company's interests in the Seattle, Jacksonville and Portland portfolios, and the outstanding shares of the Company. As of September 30, 2005, $56,596,665 was outstanding on the line. During the nine month periods ended September 30, 2005 and 2004, base interest of $4,077,318 and $4,262,479, respectively, was incurred and $1,375,701 remains payable as of September 30, 2005.

Other Note Payable

ALLTX LLC, the Investor Limited Partner of the joint venture partnership which owns the Plano community has a $5,556,348 note with Wachovia Bank, National Association. The note is secured by the joint venture interests of ALLTX LLC and ALLTX GP LLC in the community and is guaranteed by BCP Funding LLC, a related party of the Company. The note is interest only and bears interest at Libor plus 300 basis points. Interest is payable monthly to the extent that cash flow from the Plano community permits, and any unpaid interest accrues. All unpaid principal and interest are due at the note maturity on January 1, 2006. As of September 30, 2005 interest of $16,732 was incurred and remains payable.

NOTE E—INCOME TAXES

The Company expects to elect to be taxed as a REIT under the Code, commencing with the taxable year ended December 31, 2005. The Company has been organized and operated in a manner that it believes will allow it to qualify for taxation as a REIT under the Code commencing with the taxable year ended December 31, 2005, and the Company intends to continue to be organized and operate in this manner. As a REIT, the Company will not be required to pay federal corporate income taxes on its taxable income to the extent it is currently distributed to shareholders.

Accordingly, the Company has not recorded any current or deferred taxes for the period– ended September 30, 2005. However, qualification and taxation as a REIT depends upon the Company's ability to meet the various qualification tests imposed under the Code related to annual operating results, asset diversification, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that the Company will be organized or able to operate in a manner so as to qualify or remain– qualified as a REIT. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

During the period ended September 30, 2004, the Company incurred a pre-tax loss of approximately $6.0 million, which is available to offset future income for up to 20 years from the year incurred. A deferred tax asset of $2.4 million was established on September 30, 2004, based on the net operating loss available to be carried forward using a federal tax rate of 34% and a state and local tax rate of 6%. However, a valuation allowance of $2.4 million was established as of September 30, 2004, due to the uncertainty as to whether the Company will be able to use the tax loss carryforward.

The Company has acquired properties prior to the first day of the first taxable year for which it expects to qualify as a REIT (which is anticipated to be January 1, 2005, or the "REIT Commencement Date"). If the Company recognizes gain on the disposition of any of these assets during the 10-year period beginning on the REIT Commencement Date, then it will be subject to tax at the highest regular corporate rate on the lesser of (i) the fair market value of the asset as of the REIT Commencement Date over its basis in the asset as of the REIT Commencement Date (the "Built-In Gain"), or (ii) the amount of gain it would otherwise recognize on the disposition. The Company would be subject to this tax liability even if it qualifies and maintains its status as a REIT. In order to qualify as a REIT, the Company will be required to distribute an amount equal to at least 90% of the Built-In Gain (after payment of a corporate level tax), if any, recognized on the disposition of any of these assets during the 10-year period beginning on the REIT Commencement Date. In addition, to qualify as a REIT, the Company cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. The Company does not believe that it has any non-REIT earnings and profits and therefore it believes that it satisfies this requirement.

NOTE F—RESERVES AND ESCROWS

As of September 30, 2005 the Company maintained the following reserve and escrow accounts:

Reserve/Escrow	Restriction/Purpose	2005 Balance
Real estate taxes and insurance escrows	Payment of real estate taxes and property insurance	$1,403,010
Replacement reserve	To fund the purchase/ replacement of personal property.	425
Portfolio reserve	To fund operating deficits of the properties and to fund payment of the preferred return reserve in the event the preferred return reserve is depleted.	183,836
Capital improvements escrow	To fund building improvements and renovations of the properties	809,488
Completion escrow	To fund the rehabilitation and improvements of the Plano community as required by the mortgage lender.	1,600,000
Investment escrow	To fund improvements of the Jacksonville portfolio and to fund payment of the preferred return.	263,311
Working capital reserve	To fund working capital needs and pay operating expenses.	214,848
Total		$4,474,918

NOTE G—RELATED PARTY TRANSACTIONS

Line of Credit

As of September 30, 2005, $56,596,665 was outstanding on the line of credit with BCP Funding LLC, an affiliate of the Company (see note D). During the nine month periods ended September 30, 2005 and 2004, base interest of $4,077,318 and $4,262,479, respectively, was incurred and $1,375,701 remains payable as of September 30, 2005.

Portfolio & Management Fees

During the nine months ended September 30, 2005 and 2004, property management fees of $593,223 and $575,842 were paid to an affiliate in connection with management of the Seattle, Portland and Jacksonville portfolios. The fee in connection with management of each of the Seattle and Jacksonville portfolios is 3.5% of gross revenue. The fee in connection with management of the Portland portfolio is 4.0%, of which .5% is payable only after the Company has received the preferred return on its unreturned capital contribution as described in the Prospectus. These fees are included in management fees – related party on the consolidated statements of operations.

NOTE G—RELATED PARTY TRANSACTIONS (Continued)

During the nine months ended September 30, 2005 and 2004, excess operating cash flow distributions of $154,992 and $32,323, respectively, were paid to the managing member of the Seattle portfolio under the conditions stated in the partnership agreement of BCMR Seattle, a limited partnership. These payments are shown as management fees—related party on the consolidated statements of operations.

During the nine months ended September 30, 2005 and 2004, an affiliate of the Company earned portfolio management fees of $327,197 in connection with management of the Seattle, Portland and Jacksonville portfolios. The fee is based on .25% of total development costs, defined as total equity investment and the amount of the original mortgage payable for each portfolio. As of September 30, 2005, $857,820 remained payable and was included in due to related party on the consolidated balance sheets.

Offering, Acquisition and Organizational Costs

During the nine months ended September 30, 2005 and 2004, an affiliate of the Company paid or advanced funds to pay $1,221,350 and $571,708, respectively, for various costs associated with operating the Company. Below is a summary of the amounts paid during the comparative periods by type:

	09/30/05	09/30/04
Organization and offering costs	$ 774,216	$571,708
Operating expenses	105,106	—
Prepaid expenses	330,800	—
Acquisition and other	11,228	—
Total	$1,221,350	$571,708

As of September 30, 2005 the total amount due to related parties for organization, deferred offering costs, prepaid expenses, acquisition costs and operating expenses totaled $2,044,486.

The Company incurred acquisition and capitalization fees of $150,000 related to the acquisition of the Plano community, which remained payable to a related party as of September 30, 2005.

Asset Management Fee

During the nine months ended September 30, 2005, an affiliate of the Company earned asset management fees of $1,065,543 for managing the affairs of the REIT. The fee is equal to .75% of the amount invested in communities (including the original principal amount of any mortgage indebtedness). As of September 30, 2005, the entire amount earned remains payable and was included in due to related party on the consolidated balance sheets. The affiliate of the Company has been entitled to this fee since inception, but has waived its right to all asset management fees from the time of inception though December 31, 2004.

NOTE H—GUARANTEES

John A. Goodman, an affiliate of the operator of the Seattle portfolio, has irrevocably and unconditionally guaranteed payment of the $37,850,000 note payable related to the Seattle portfolio, whether at maturity or earlier, by reason of acceleration or otherwise.

Boston Capital Companion Limited Partnership, the Parent of the Company, has guaranteed payment and performance of all of the obligations of the line of credit with BCP Funding, LLC. This guarantee is an absolute, unconditional and continuing guarantee. The recourse for this guarantee is absolutely and strictly limited to such guarantor's ownership of 20,000 common shares of the Company, along with any additional shares purchased by the guarantor.

BCP Funding, LLC, an affiliate of the Company, has guaranteed payment and performance of all of the obligations of the ALLTX, LLC note with Wachovia. This guarantee is an absolute, unconditional and continuing guarantee.

Richard A. Schechter and Sheila Mead, affiliates of the operator of the Jacksonville portfolio, have provided limited guarantees of payment on two of the notes totaling $16,274,000 related to the Jacksonville portfolio. Personal liability is limited to situations such as failure to pay rents to which the lender is entitled in the event of a default, failure to apply insurance or condemnation proceeds as required by the lender, fraud or written material misrepresentation, acquisition of any property or operation of any business not permitted by the security instrument, failure to first apply rents to pay reasonable operating expenses and commencement of voluntary bankruptcy.